November 19, 2009
Via Fax (703-813-6967) and Edgar
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Image Entertainment, Inc. Form 10-K for the year ended March 31, 2009 Filed June 29, 2009 File No. 000-11071
Dear Ms. Cvrkel:
By letter dated October 16, 2009, from the staff of the Securities and Exchange Commission (the “Commission”) to Image Entertainment, Inc. (the “Company”), in connection with its review of our annual report on Form 10-K for the fiscal year ended March 31, 2009, the staff advised that we should revise our future filings in response to its comments and requested a response to such comments. We are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended March 31, 2009
Note 4. Film Cost Accelerated Amortization and Fair Value Write-downs, page 78
1.	We note from your response to our prior comment 8 that you have responded with a discussion of your fair value analysis. However, we do not believe that your analysis provides enough detail of the assumptions used in your analysis. In light of the significant

Securities and Exchange Commission
November 19, 2009

amount of royalty and distribution fee advances and inventories remaining on the balance sheet at June 30, 2009, your recurring net losses, and the continued economic slowdown, please provide us further details of the significant assumptions used in the fair value analysis performed on these assets during fiscal 2009 and also during the quarter ended June 30, 2009. Your response should include detail such as the actual forecasted revenues used for each year in your analysis, any discount rates, etc. Also, please clearly explain to us and in future filings why you believe the amounts recorded on the balance sheet as of June 30, 2009 are recoverable.
RESPONSE: The details of significant assumptions used in our fair value analysis during fiscal 2009 and also during the quarter ended June 30, 2009 are described as follows:
1.	At the end of each quarter, we forecast the remaining future revenues for each title or cross-collateralized group of titles by distributed format.
a.	We have approximately 1,400 quarterly participation statements representing over 3,500 released titles.
2.	Remaining revenues are forecasted by distributed format where we possess the distribution rights, including where applicable:
a.	DVD;

b.	Blu-ray Disc®;

c.	Revenue Share on rental titles;

d.	CD;

e.	Digital, including download-to-own and download-to-rent;

f.	Broadcast, including video-on-demand; and

g.	International Sublicense.
3.	The remaining distribution term for which revenues are projected is limited to the lesser of (a) the remainder of the title’s or cross-collateralized group of titles’ related distribution term or (b) ten years.

4.	We present value forecasted remaining revenues using a discount rate of 8%. The discount rate approximates our weighted average cost of capital of our debt agreements.

Securities and Exchange Commission
November 19, 2009

Our current borrowing rate under our revolving credit facility is 4.0% (Prime plus .75%) and our senior secured convertible debt was at 7.75% through July 30, 2009 and 8.875% their after.
5.	For the quarter ended March 31, 2009 (for fiscal year ended March 31, 2009), forecasted discounted net revenues for unrecouped and unreleased titles and cross-collateralized group of titles were $46.3 million. For the quarter ended June 30, 2009, forecasted discounted net revenues were $49.6 million. For the quarter ended September 30, 2009, forecasted discounted net revenues were $51.3 million. New releases are added to each quarter’s analysis and include forecasted revenues as noted in 3. and 4. above.
a.	Its important to note that the forecasted revenues above are for only unrecouped as well as unreleased titles and do not include forecasted revenues for titles where we are currently paying participations in excess of amounts originally advanced.

b.	Additionally, we carry inventory on our books for titles where we are paying participations in excess of amounts originally advanced. The net asset value for these titles are also reviewed quarterly against related forecasted net future revenues for recoverability. When recoverability is less than the net asset value, a writedown is recorded.
6.	For each title or cross-collateralized group of titles included in the forecasted net revenues noted in 5. above, we determine whether the unamortized related costs on the balance sheet, including royalty and distribution fee advances and inventories, are recoverable.
a.	In other words, we determine whether forecasted revenues for that title or group of titles, discounted to present value, less inventory costs on the balance sheet and forecasted additional inventory manufacturing costs needed to produce inventory to reach those forecasted revenues are in excess of the related unamortized royalty and distribution fee advances on the balance sheet.
i.	If the forecasted discounted future cash flows are greater than the related net assets, then fair value is greater than the net assets and there is no adjustment.

ii.	If the forecasted discounted future cash flows are less than the related net assets, then the net asset value is written down to the amount of forecasted discounted net revenues, less related inventory costs and forecasted manufacturing costs needed to realize the forecasted revenues.

Securities and Exchange Commission
November 19, 2009

1.	Each quarter thereafter, we review these titles and further write down their net asset balances so that the net asset balance is reduced by approximately 100% of revenues as recognized. This is necessary because the net asset value after a fair value write down is essentially equal to forecasted future revenues, less costs.

Example of FV
Writedown:
Title		EVEREST
Forecasted revenues	$43,676
Time remaining	9.83 Years
	Year	Discounted Forecast
	1	$20,220
	2	9,361
	3	4,334
	4	1,605
	5	892
	6	495
	7	241
	8	145
	9	87
	10	150

Discounted future net revenues		$37,531

Inventory cost and future manufacturing cost		($3,779)

FV of future revenues		$33,752

Current asset balance		$52,133

FV writedown		$18,381

We believe the amounts recorded on the balance sheet as of June 30, 2009 are recoverable based upon our multiple revenue streams per unrecouped/unreleased title or cross-collateralized group of titles, the length of the applicable distribution rights agreements and the fair value analysis performed as described above. We will disclose in future filings why we believe the amounts recorded on the balance sheet as of the end of the period covered by the filing are recoverable.

Securities and Exchange Commission
November 19, 2009

Form 10-Q for the Quarter Ended June 30, 2009
Note 2. Going Concern and Liquidity
2.	We note your disclosure that as of June 30, 2009 you are past due in your obligations to your exclusive disc manufacturer Arvato Digital Services and Arvato has the right to provide you a written notice of default and you then must make payment within 15 days. Please tell us if the amount due to Arvato is presented as a current liability as of June 30, 2009. If not, please tell us why you believe it is appropriate to present the amount as a long-term obligation.
RESPONSE: The trade payable for disc manufacturing owed to Arvato is classified as a current trade accounts payable. The outstanding June 30, 2009 gross manufacturing advance of $2.8 million (i.e., the remaining unpaid portion from the original $10.0 million manufacturing advance) was disclosed as approximately $1.8 million current and $1.0 million long-term. Arvato recoups their advance to the Company through a per unit principal payment in addition to per unit manufacturing costs. The amount shown as current debt is the forecasted advance principal payments for the coming twelve-month period. Although Arvato has the ability to demand the balance of the advance if we do not comply with a written notice of default, we have not received a written notice of default. Should we receive a written notice of default that we may not be able to cure, we would need to reclassify the remaining long-term manufacturing advance balance ($1.0 million at June 30, 2009) as current debt.
For the Form 10-Q for the quarter ended September 30, 2009 as filed on November 16, 2009, the outstanding manufacturing advance of $2.1 million was classified entirely as current as a result of our forecasted repayment over the next twelve months.
Part IV, page 97
Item 15. Exhibits and Financial Statement Schedules, page 97
3.	We note your response to our prior comment 13 and reissue. Every contract not made in the ordinary course of business which is material to your company and is to be performed in whole or in part after the filing of the report must be filed in full and includes all attachments, schedules and exhibits. Please re-file Exhibit 10.16 to include the entire agreement, including all exhibits and schedules. To the extent you believe that filing any exhibits or schedules to Exhibit 10.16 would cause undue burden or expense, you can request a continuing hardship exemption under Rule 202 of Regulation S-T. Please refer to guidance on our website for requesting such an exemption at http://www.sec.gov/info/edgar/cfedgarguidance.htm.

Securities and Exchange Commission
November 19, 2009

RESPONSE: Exhibits 10.16 was re-filed in its entirety as Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2009 which we filed on November 16, 2009.
If you have any questions or comments concerning the foregoing, please feel free to contact me directly at (818) 534-9299.
Sincerely,

Jeff M. Framer
President and Chief Financial Officer
JMF:dam

cc:	Claire Erlanger, SEC Division of Corporate Finance Michelle Lacko, SEC Division of Corporate Finance Michael B. Bayer, Esq.